Exhibit 99.3

SaverOne Reports First Half 2025 Results

Revenues increase by 57% YoY as international expansion gains momentum

PETAH TIKVAH, Israel, Aug. 29, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the first half ended June 30, 2025 and shared recent business updates.

Recent Highlights

●	SaverOne’s execution of its international expansion strategy continues to gain momentum, with a number of wins in Europe bringing an ever-increasing number of international fleets;

●	5,430 systems have been ordered by customers as of today, of which approximately 4,160 have been installed;

●	Signed new sales and marketing agreement in the United States and a distribution agreement in Canada, in addition to the existing agreements covering various countries in Europe and the United States;

●	Signs preliminary agreement with leading European ADAS technology provider for sensor fusion collaboration;

Financial Highlights for the First Half of 2025

●	Revenues increased 57% to NIS 756 thousand (~$224 thousand), compared with NIS 483 thousand (~$143 thousand) in the first half of 2024;

●	Operating expenses were NIS 17.0 million (~$5.0 million) versus NIS 15.8 million (~$4.7 million) in the first half of 2024;

●	Net loss was NIS 16.1 million (~$4.7 million) versus NIS 16.3 million in the first half of 2024 (~$4.8 million);

●	Cash and cash equivalents as of June 30, 2025, increased to NIS 16.0 million (~$4.7 million).

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “2025 to-date has been a solid period of growth for SaverOne, driven especially by international expansion. In particular, we are expanding our global footprint by winning new deals with the international subsidiaries of long-standing customers, in line with our global expansion strategy.”

Continued Mr. Gilboa, “Our sensor solution to detect vulnerable road users (VRUs) such as pedestrians and cyclists, built upon our RF ADAS technology is also gaining further traction. We continue to engage in discussions with OEMs and tier-one suppliers, and in June we signed a preliminary agreement with a leading European-based automotive-technology ADAS provider, integrating our VRU detection solution within their ADAS sensor fusion platform, enhancing their sensor platform with non-line-of-sight VRU detection capabilities.”

Concluded Mr. Gilboa, “Looking ahead, I am increasingly optimistic. I believe we are at a growth inflection point as we expand internationally, bringing an increasing number of fleets under the SaverOne protection umbrella.”

Recent Developments in the First Half of 2025

●	SaverOne Broadened its relationship with Cemex in a number of countries in Europe including Germany, Spain, Czech Republic and others. The continued expansion into new Cemex fleets demonstrates the effectiveness of SaverOne’s international expansion strategy, targeting and expanding within companies with fleets throughout the world.

●	SaverOne signed an agreement with Sdot Dan Regional Council to deploy the SaverOne System in its school bus fleet. Sdot Dan joins a group of other regional councils in Israel which aim to protect the transportation of students to local schools including Emek Yizrael, Mevo’ot Hermon and Mate Asher. This represents the growing recognition of leveraging technology for increasing safety of students by preventing driver distraction.

●	SaverOne signed a sales and marketing agreement with Florida-based TOJ Jax targeting major US trucking fleets marking the third distribution agreement signed in North America including other agreements signed recently in Canada with MRF Geosystems, and Motor Supply in 2024 covering 10 southern US states. This represents a further key strategic step for SaverOne’s US growth plans, providing access to major fleet customers with thousands of vehicles.

●	SaverOne was granted two new US patents: these patents out of SaverOne’s full IP portfolio of 23 demonstrate SaverOne’s technological leadership in mobile device detection and classification within vehicles. The new patents are entitled “System and Method for Classifying a Mode of Operation of a Mobile Communication Device in a Volume Based on Sensor Fusion” and “System and method for managing access to software applications on a mobile communication device via a phone location unit”.

•	SaverOne signed a preliminary agreement with a leading European-based automotive-technology provider, dedicated to providing sensor solutions. This collaboration represents a new and important strategic step for SaverOne’s VRU detection roadmap. The collaboration will integrate SaverOne’s Vulnerable Road User (VRU) detection solution with its ADAS sensor fusion platform, introducing a non-line-of-sight VRU detection capability to this ADAS sensor fusion platform.

•	SaverOne’s first distributor in the United States, Motor Supply, successfully completed its first pilot project with FedEx Trucking Contractor, MDM Trucking Express of Charlotte, North Carolina, and following rigorous testing, Motor Supply is moving forward with the installation of the SaverOne system across MDM’s entire fleet of 20 trucks.

●	SaverOne signed its first distribution agreement in Canada with Calgary-based MRF Geosystems Corporation. The agreement includes a six-month exclusivity period in the Alberta province, during which MRF is expected to achieve sales of at least 1,000 units.

Financial Summary for the First Half of 2025

Revenues increased 57% to NIS 756 thousand (~$224 thousand) in the first half of 2025 compared to NIS 483 thousand (~$143 thousand) for the first half of 2024. This increase was primarily due to the success of the Company’s efforts in penetrating global markets.

Gross profit was NIS 224 thousand (~$66 thousand), representing gross margin of 30% in the first half of 2025 compared to NIS 85 thousand (~$25 thousand), representing gross margin of 18%, in the first half of 2024.

Research and development expenses, net were NIS 9.8 million (~$2.9 million) in the first half of 2025 compared to NIS 8.9 million (~$2.6 million) in the first half of 2024.

Selling and marketing expenses were NIS 2.4 million (~$719 thousand) in the first half of 2025 compared to NIS 2.4 million (~$714 thousand) in the first half of 2024.

General and administrative expenses were NIS 4.7 million (~$1.4 million) in the first half of 2025, compared to NIS 4.5 million (~$1.3 million) in the first half of 2024.

Operating loss was NIS 16.8 million (~$5.0 million) in the first half of 2025, compared to NIS 15.7 million (~$4.6 million) in the first half of 2024. The increase was primarily as a result of somewhat increased R&D expenses and other operating expenses as the Company advances its efforts of establishing its footprint in global markets.

Net loss in the first half of 2025 was NIS 16.1 million (~$4.7 million), compared to NIS 16.3 million (~$4.8 million) for the first half of 2024.

Cash and cash equivalents and short-term bank deposits as of June 30, 2025, amounted to NIS 16.0 million (~$4.7 million), compared with NIS 13.3 million (~$4.0 million) as of December 31, 2024. The increase in the cash position was due to the Company’s securities purchase agreements with certain institutional investors and its sales of shares under this agreement.

The Company’s financial results are presented in accordance with IFRS as issued by the IASB.

*Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.372 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2025.

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to solve the problem of driver distraction as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; SaverOne’s ability to protect its patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2025	2024	2024
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	15,993	11,302	13,298
Trade receivables, net	1,728	1,290	1,621
Other current assets	762	1,247	1,686
Inventory	4,140	5,760	5,013
Total current assets	22,623	19,599	21,618

Non-current assets
Trade receivables, net	735	871	804
Property and equipment, net	192	211	229
Restricted deposits	216	216	216
Right of usage asset, net	761	1,142	951
Total non-current assets	1,904	2,440	2,200

Total assets	24,527	22,039	23,818

Current liabilities
Current maturities of leasing liability	469	469	469
Trade payables	1,471	3,695	1,826
Other current liabilities	2,598	2,037	2,991
Liability in respect of government grants	239	650	239
Derivative warrants liability	54	57	-
Promissory notes, net	1,665	3,912	6,336
Total current liabilities	6,496	10,820	11,861

Non-current liabilities
Leasing liability, net current	408	796	606
Liability in respect of government grants	811	801	721
Total non-current liabilities	1,219	1,597	1,327

Shareholders’ equity
Share capital and premium	192,051	150,353	169,949
Capital reserve in respect of share-based payment	11,428	11,163	11,229
Accumulated deficit	(186,667)	(151,894)	(170,548)
Total shareholders’ equity	16,812	9,622	10,630

Total liabilities and shareholders’ equity	24,527	22,039	23,818

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
Revenues	756	483	1,683
Cost of revenues	(532)	(398)	(1,069)
Gross profit	224	85	614

Research and development expenses, net	(9,840)	(8,897)	(19,397)
Selling and marketing expenses, net	(2,425)	(2,406)	(4,796)
General and administrative expenses	(4,742)	(4,460)	(9,673)
Operating loss	(16,783)	(15,678)	(33,252)

Financing expenses	(3,031)	(1,242)	(2,785)
Financing income	3,695	636	1,099
Financing income (expenses), net	664	(606)	(1,686)

Loss for the period	(16,119)	(16,284)	(34,938)
Comprehensive loss for the period	(16,119)	(16,284)	(34,938)

Loss per share attributed to shareholders of Company, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share	(0.01)	(0.21)	(0.30)
Weighted average of number of shares used to calculate the basic and diluted loss per share	1,217,701,006	79,171,297	117,908,475

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
Cash flow from operating activity
Comprehensive loss for the period	(16,119)	(16,284)	(34,938)
Adjustments required to present cash flows from operating activities (Appendix A)	751	(31)	532
Net cash used in operating activities	(15,368)	(16,315)	(34,406)

Cash flows from investment activity
Change in restricted as to withdrawal	-	(5)	(5)
Purchase of property and equipment	(7)	(10)	(79)
Net cash used in investment activity	(7)	(15)	(84)

Cash flows from financing activity
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	15,165	6,307	16,277
Net proceeds received from issuance of third and fourth promissory note	-	-	10,532
Repayment of government grants	-	-	(144)
Net proceeds received from issuance of ADSs and warrants as part of shelf prospectus through public offering transaction	4,900	4,222	4,222
Repayment of principal in respect of leasing liability	(235)	(117)	(352)
Exercise of restricted share units into ordinary shares	(*)-	(*)-	(*)-
Net cash provided by financing activity	19,830	10,412	30,535

Change in balance of cash and cash equivalents	4,455	(5,918)	(3,955)
Exchange differences on cash and cash equivalents	(1,760)	108	141
Balance of cash and cash equivalents, beginning of period	13,298	17,112	17,112

Balance of cash and cash equivalents, end of period	15,993	11,302	13,298

(*)	Representing amount lower than NIS 1.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
Appendix A – Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	44	47	98
Amortization of right for use asset	190	129	320
Interest expenses in respect of leasing	37	50	95
Share-based payment to employees and service providers	255	388	598
Revaluation of derivative warrant liability and related expenses	(3,122)	(217)	(274)
Recognition of discount, interest and exchange differences expenses related to Promissory Note	386	494	1,246
Finance expenses incurred from partial exercise of Commitment Amount under equity line	100	696	1,318
Exchange differences on cash and cash equivalent and restricted deposits	1,760	(108)	(141)
Changes in liability in respect of government grants	90	123	(224)
	(260)	1,602	3,036

Changes in asset and liability items
Decrease (increase) in other current assets	924	262	(177)
Increase in trade receivables	(38)	(56)	(320)
Decrease (increase) in inventory	873	(1,226)	(479)
Decrease in trade payables	(355)	(608)	(2,477)
Increase (decrease) in other current liabilities	(393)	(5)	949
	1,011	(1,633)	(2,504)

	751	(31)	532

Appendix B – Non-cash investment and financing activities
Repayment of promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	5,057	3,721	12,581

Appendix C - Additional information pertaining to cash flows
Interest received	193	-	404